 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated October 31, 2016, announcing the Company's financial results for the three months ended September 30, 2016.

    The information contained in this Report on Form 6-K, except for the commentary of the Company's Chief Executive Officer contained in Exhibit 99.1, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-210849) that was filed with the U.S. Securities and Exchange Commission effective April 21, 2016.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: November 2, 2016

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

THIRD QUARTER RESULTS 2016

HIGHLIGHTS

•	Q3 seasonal freight rate weakness compounded by vessel supply factors
•	Acquisition and successfully deferred delivery into Q1 2017 of two newbuilding VLCC resales
•	Long term time charter (seven years) signed for two new Suezmax Ice Class vessels to be built
•	Outlook for Q4 encouraging; medium term positive for the crude tanker shipping segment

ANTWERP, Belgium, 31 October 2016 – Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" or the "Company") today reported its non-audited financial results for the three months ended 30 September 2016.

Paddy Rodgers, CEO of Euronav said: "Freight rates were lower during the third quarter with anticipated seasonal weakness throughout the quarter compounded by higher levels of less favored vessel supply from several sources (returning dry dock, new builds, older tonnage) affecting tanker owners pricing behavior. This was exacerbated, in particular for Suezmax vessels, by dislocation from reduced Atlantic basin oil production negatively impacting on ton miles."

Freight rates have now improved, underpinned by seasonal trading patterns, continued demand from the Far East and boosted in the short term by cargo activity from the Arabian Gulf, which is at record levels. Euronav anticipates a regular seasonal pattern for the fourth quarter in terms of freight rates. Scheduled vessel supply however remains at elevated levels, which combined with no scrapping, will continue to present headwinds into 2017 for tanker operators.

Euronav retains access to substantial liquidity and maintains a robust balance sheet in order to remain strategically opportunistic to navigate potential short-term headwinds during periods of increased vessel supply whilst at the same time remaining exposed to any potential upside from an improved rate environment.

The most important key figures (unaudited) are:

in thousands of USD	First Semester 2016	Third Quarter 2016	Year-to-Date 2016	Year-to-Date 2015

Revenue	404,450	133,534	537,984	620,863
Other operating income	3,702	1,831	5,533	6,272

Voyage expenses and commissions	(24,855)	(18,222)	(43,077)	(55,281)
Vessel operating expenses	(80,091)	(42,747)	(122,838)	(114,905)
Charter hire expenses	(11,010)	(3,784)	(14,794)	(19,411)
General and administrative expenses	(21,721)	(10,913)	(32,634)	(30,130)
Net gain (loss) on disposal of tangible assets	13,819	−	13,819	(5,865)
Net gain (loss) on disposal of investments in equity accounted investees	(24,150)	−	(24,150)	−
Depreciation	(109,497)	(59,088)	(168,585)	(155,310)
		−
Net finance expenses	(19,074)	(9,679)	(28,753)	(37,832)
Share of profit (loss) of equity accounted investees	22,276	9,282	31,558	38,071
Result before taxation	153,849	214	154,063	246,472

Tax benefit (expense)	(159)	(142)	(301)	(1,031)
Profit (loss) for the period	153,690	72	153,762	245,441

Attributable to: Owners of the company	153,690	72	153,762	245,441

The contribution to the result is as follows:

in thousands of USD	First Semester 2016	Third Quarter 2016	Year-to-Date 2016	Year-to-Date 2015

Tankers	136,458	(8,764)	127,694	220,650
FSO	17,232	8,836	26,068	24,791
Result after taxation	153,690	72	153,762	245,441

Information per share:

in USD per share	First Semester 2016	Third Quarter 2016	Year-to-Date 2016	Year-to-Date 2015

Weighted average number of shares (basic) *	158,359,054	158,166,534	158,294,412	154,943,416
Result after taxation	0.97	0.00	0.97	1.58

* The number of shares issued on 30 September 2016 is 159,208,949.

EBITDA reconciliation (unaudited):

in thousands of USD	First Semester 2016	Third Quarter 2016	Year-to-Date 2016	Year-to-Date 2015

Profit (loss) for the period	153,690	72	153,762	245,441
+ Depreciation	109,497	59,088	168,585	155,310
+ Net finance expenses	19,074	9,679	28,753	37,832
+ Tax expense (benefit)	159	142	301	1,031

EBITDA	282,420	68,981	351,401	439,614

+ Depreciation equity accounted investees	13,973	5,025	18,998	21,886
+ Net finance expenses equity accounted investees	2,210	481	2,691	4,322
+ Tax expense (benefit) equity accounted investees	−	116	116	−

Proportionate EBITDA	298,603	74,603	373,206	465,822

Proportionate EBITDA per share:

in USD per share	First Semester 2016	Third Quarter 2016	Year-to-Date 2016	Year-to-Date 2015

Weighted average number of shares (basic) *	158,359,054	158,166,534	158,294,412	154,943,416
Proportionate EBITDA	1.89	0.47	2.36	3.01

All figures have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor.

For the third quarter of 2016 the Company had a net profit of USD 0.1 million (third quarter 2015: USD 72.2 million) or USD 0.00 per share (third quarter 2015: USD 0.46 per share). Proportionate EBITDA (a non-IFRS measure) for the same period was USD 74.6 million (third quarter 2015: USD 149.7 million).

The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarized as follows:

In USD per day	Third quarter 2016	Third quarter 2015
VLCC
Average spot rate (in TI Pool)	27,100	52,368
Average time charter rate*	41,480	43,516
Suezmax
Average spot rate**	19,045	40,048
Average time charter rate*	21,576	30,944
* Including profit share where applicable
** Excluding technical offhire days

EURONAV TANKER FLEET

On 16 August 2016 Euronav entered into a binding agreement for the acquisition through resale of two VLCCs which are completing construction at Hyundai Heavy Industries for an aggregate purchase price of USD 169 million or USD 84.5 million per unit.

On 3 October 2016 Euronav signed two long-term time charter contracts of seven years each with Valero Energy Inc. for Suezmax vessels with specialized Ice Class 1C capability starting in 2018. In order to fulfil this contract, Euronav has ordered two high specification Ice Class Suezmax vessels from Hyundai Heavy Industries shipyard in South Korea. Delivery of these vessels is expected in early 2018 when each of the time charter contracts will begin.

On 13 October 2016 Euronav agreed with Hyundai Heavy Industries shipyard in South Korea to defer the delivery of the two VLCC ex-yard resale vessels it recently purchased to the first quarter of 2017. These vessels, previously expected to be delivered between October and November 2016, will now be delivered in January 2017.

On 27 October 2016 the VLCC KHK Vision (2007 – 305,749 dwt) that Euronav had on time-charter in was redelivered to its owner.

TANKER MARKET

Today, the global large tanker fleet includes 28 VLCCs and 23 Suezmaxes that are over 20 years old (the age at which Euronav depreciates vessel values to zero). Despite the age of such a large number of vessels, there has been virtually no scrapping since the start of 2015 (only two VLCCs and one Suezmax). A lack of vessel demolition during the consistently higher freight rate cycle experienced over the past two years was to be expected but this has created a portion of older tonnage within the global fleet, which has been disruptive in freight pricing. Other elements have also exacerbated increased vessel supply (reduced congestion, new build deliveries, dry dock ships re-entering fleet) in a seasonally weaker third quarter.

Demand for crude oil remains robust. The IEA forecasts 1.2m bpd of growth for both 2016 and 2017 respectively. Chinese requirement for crude remains constructive driven by four key drivers of lost domestic production, building of strategic reserves, the emergence of teapot refineries and the base effect of a large economy still growing.

All facets of the tanker shipping sector are adjusting to structural change in its financing with rationed capital from traditional sources (banks, family owners, government) and a higher cost of capital from new providers. This is reflected in a substantial slowdown in contracting activity with VLCC orders down 75% in the nine months to end September versus 2015 and Suezmax orders down 87% during the same period. On a comparable basis since 2008 ordering is down 61% and 77% respectively year-to-date.

Encouragingly, the limited order flow is being led by ship owners engaged in industrial replacement rather than speculative orders, with eight of the 14 orders for VLCCs year-to-date coming from owners with vessels between 15 to 20 years of age. Shipyards are also severely restricted in their financial flexibility and are entering a phase of rationalization. Having actively negotiated on two new vessels during the third quarter (backed by seven year time charter contracts and replacing current tonnage in 2018), Euronav anticipates limited new build asset price deflation from current levels as shipyards remain restricted in their flexibility. There should also be limited additional orders from potential buyers who are equally restricted in terms of access to capital.

We encourage investors to visit our website and access our presentations which are updated regularly at http://investors.euronav.com.

OUTLOOK

The Company believes that vessel supply in totality remains a manageable feature with the VLCC order book representing 16% of the fleet and 14% for Suezmaxes on an adjusted basis. However, the Company retains the view that there will be pockets of elevated supply which will impact freight pricing and owner sentiment during this winter season and into 2017. Ship owners have an obligation to retain discipline during such periods and focus on maximizing returns rather than rates of utilization.

The medium term structure for the tanker sector, however, remains encouraging, driven largely by an adjustment to increased environmental regulation and a permanent structure of limited availability and higher cost of capital. This is reflected in a more restricted vessel supply picture medium-term augmented by increasing capital discipline from owners.

So far in the fourth quarter of 2016, the Euronav VLCC fleet operated in the Tankers International Pool has earned about 23,958 USD and 56% of the available days have been fixed. Euronav's Suezmax fleet trading on the spot market has earned about 19,569 USD per day on average with 57% of the available days fixed.

CONFERENCE CALL

Euronav will host a conference call at 9:30 a.m. EDT / 2:30 p.m. CET on Monday 31 October 2016 to discuss the results for the quarter.

The call will be a webcast with an accompanying slideshow. You can find details of this conference call below and on the "Investor Relations" page of the Euronav website at http://investors.euronav.com.

Webcast Information
Event Type:	Audio webcast with user-controlled slide presentation
Event Date:	31 October 2016
Event Time:	9:30 a.m. EDT / 2:30 p.m. CET
Event Title:	"Q3 2016 Earnings Conference Call"
Event Site/URL:	http://services.choruscall.com/links/euronav161031T2adKwOm.html

Telephone participants may avoid any delays by pre-registering for the call using the following link to receive a special dial-in number and PIN conference call registration link: http://dpregister.com/10093867. Pre-registration fields of information to be gathered: name, company, email.

Telephone participants located in the U.S. who are unable to pre-register may dial in to +1-877-328-5501 on the day of the call. Others may use the international dial-in number +1-412-317-5471.

A replay of the call will be available until 7 November 2016, beginning at 11:30 a.m. EDT / 4:30 p.m. CET on 31 October 2016. Telephone participants located in the U.S. can dial +1-877-344-7529. Others can dial +1-412-317-0088. Please reference the conference number 10093867.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

*
*  *

Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com

Announcement of fourth quarter results 2016: Thursday, 26 January 2017

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 56 double hulled vessels being 1 V-Plus vessel, 29 VLCCs (of which 1 in 50%-50% joint venture), two VLCCs under construction which were recently acquired as resales of existing newbuilding contracts, 20 Suezmaxes, two Suezmaxes under construction and two FSO vessels (both owned in 50%-50% joint venture). The Company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

Regulated information within the meaning of the Royal Decree of 14 November 2007.

Condensed consolidated statement of financial position
(in thousands of USD except per share amounts)

	September 30, 2016	December 31, 2015
ASSETS

Non-current assets
Vessels	2,543,585	2,288,036
Assets under construction	72,075	93,890
Other tangible assets	862	1,048
Prepayments	5	2
Intangible assets	181	238
Receivables	179,499	259,908
Investments in equity accounted investees	30,672	21,637
Deferred tax assets	631	935

Total non-current assets	2,827,510	2,665,694

Current assets
Trade and other receivables	153,972	219,080
Current tax assets	133	114
Cash and cash equivalents	90,684	131,663
Non-current assets held for sale	−	24,195

Total current assets	244,789	375,052

TOTAL ASSETS	3,072,299	3,040,746

EQUITY and LIABILITIES

Equity
Share capital	173,046	173,046
Share premium	1,215,227	1,215,227
Translation reserve	300	(50)
Treasury shares	(16,102)	(12,283)
Retained earnings	465,053	529,809

Equity attributable to owners of the Company	1,837,524	1,905,749

Non-current liabilities
Bank loans	1,048,233	952,426
Other payables	561	590
Employee benefits	2,171	2,038
Provisions	73	436

Total non-current liabilities	1,051,038	955,490

Current liabilities
Trade and other payables	95,487	79,078
Tax liabilities	1	1
Bank loans	88,125	100,022
Provisions	124	406

Total current liabilities	183,737	179,507

TOTAL EQUITY and LIABILITIES	3,072,299	3,040,746

Condensed consolidated statement of profit and loss
(in thousands of USD except per share amounts)

	2016	2015
	Jan. 1 - Sep. 30, 2016	Jan. 1 - Sep. 30, 2015
Shipping revenue
Revenue	537,984	620,863
Gains on disposal of vessels/other tangible assets	13,821	2,137
Other operating income	5,533	6,272
Total shipping revenue	557,338	629,272

Operating expenses
Voyage expenses and commissions	(43,077)	(55,281)
Vessel operating expenses	(122,838)	(114,905)
Charter hire expenses	(14,794)	(19,411)
Loss on disposal of vessels/other tangible assets	(2)	(8,002)
Loss on disposal of investments in equity accounted investees	(24,150)	−
Depreciation tangible assets	(168,510)	(155,286)
Depreciation intangible assets	(75)	(24)
General and administrative expenses	(32,634)	(30,130)
Total operating expenses	(406,080)	(383,039)

RESULT FROM OPERATING ACTIVITIES	151,258	246,233

Finance income	3,465	1,592
Finance expenses	(32,218)	(39,424)
Net finance expenses	(28,753)	(37,832)

Share of profit(loss) of equity accounted investees (net of income tax)	31,558	38,071

PROFIT (LOSS) BEFORE INCOME TAX	154,063	246,472

Income tax benefit (expense)	(301)	(1,031)

PROFIT (LOSS) FOR THE PERIOD	153,762	245,441

Attributable to:
Owners of the company	153,762	245,441

Basic earnings per share	0.97	1.58
Diluted earnings per share	0.97	1.56

Weighted average number of shares (basic)	158,294,412	154,943,416
Weighted average number of shares (diluted)	158,491,433	156,999,003

Condensed consolidated statement of comprehensive income
(in thousands of USD except per share amounts)

	2016	2015
	Jan. 1 - Sep. 30, 2016	Jan. 1 - Sep. 30, 2015

Profit/(loss) for the period	153,762	245,441

Other comprehensive income, net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	−	−

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	350	(346)
Equity-accounted investees - share of other comprehensive income	925	1,007

Other comprehensive income, net of tax	1,275	661

Total comprehensive income for the period	155,037	246,102

Attributable to:
Owners of the company	155,037	246,102

Condensed consolidated statement of changes in equity
(in thousands of USD except per share amounts)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Capital and reserves	Other	Total equity

Balance at January 1, 2015	142,441	941,770	379	−	(46,062)	359,180	1,397,708	75,000	1,472,708

Profit (loss) for the period	−	−	−	−	−	245,441	245,441	−	245,441
Total other comprehensive income	−	−	(346)	−	−	1,007	661	−	661
Total comprehensive income	−	−	(346)	−	−	246,448	246,102	−	246,102

Transactions with owners of the company
Issue of ordinary shares	20,324	208,739	−	−	−	(19,358)	209,705	−	209,705
Conversion perpetual convertible preferred equity	10,281	64,719	−	−	−	−	75,000	(75,000)	−
Dividends to equity holders	−	−	−	−	−	(138,001)	(138,001)	−	(138,001)
Treasury shares	−	−	−	−	30,708	(23,158)	7,550	−	7,550
Equity-settled share-based payment	−	−	−	−	−	1,318	1,318	−	1,318
Total transactions with owners	30,605	273,458	−	−	30,708	(179,199)	155,572	(75,000)	80,572

Balance at September 30, 2015	173,046	1,215,228	33	−	(15,354)	426,429	1,799,382	−	1,799,382

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Capital and reserves	Other	Total equity

Balance at January 1, 2016	173,046	1,215,227	(50)	−	(12,283)	529,808	1,905,748	−	1,905,748

Profit (loss) for the period	−	−	−	−	−	153,762	153,762	−	153,762
Total other comprehensive income	−	−	350	−	−	925	1,275	−	1,275
Total comprehensive income	−	−	350	−	−	154,687	155,037	−	155,037

Transactions with owners of the company
Dividends to equity holders	−	−	−	−	−	(217,412)	(217,412)	−	(217,412)
Treasury shares	−	−	−	−	(3,819)	(2,338)	(6,157)	−	(6,157)
Equity-settled share-based payment	−	−	−	−	−	308	308	−	308
Total transactions with owners	−	−	−	−	(3,819)	(219,442)	(223,261)	−	(223,261)

Balance at September 30, 2016	173,046	1,215,227	300	−	(16,102)	465,053	1,837,524	−	1,837,524

Condensed consolidated statement of cash flows
(in thousands of USD except per share amounts)

	2016	2015
	Jan. 1 - Sep. 30, 2016	Jan. 1 - Sep. 30, 2015
Cash flows from operating activities
Profit (loss) for the period	153,762	245,441

Adjustments for:	176,136	162,504
Depreciation of tangible assets	168,510	155,286
Depreciation of intangible assets	75	24
Loss (gain) on disposal of investments in equity accounted investees	24,150	−
Provisions	(584)	(781)
Tax (benefits)/expenses	301	1,031
Share of profit of equity-accounted investees, net of tax	(31,558)	(38,071)
Net finance expense	28,753	37,831
(Gain)/loss on disposal of assets	(13,819)	5,866
Equity-settled share-based payment transactions	308	1,318

Changes in working capital requirements	59,031	(48,550)
Change in cash guarantees	79	(14)
Change in trade receivables	1,958	9,851
Change in accrued income	14,896	(12,211)
Change in deferred charges	(3,880)	4,791
Change in other receivables	55,836	(16,344)
Change in trade payables	(1,177)	169
Change in accrued payroll	(337)	(329)
Change in accrued expenses	(2,425)	(2,175)
Change in deferred income	(5,931)	5,544
Change in other payables	(118)	(37,832)
Change in provisions for employee benefits	130	−

Income taxes paid during the period	(17)	93
Interest paid	(25,010)	(42,189)
Interest received	144	232
Dividends received from equity-accounted investees	1,778	275

Net cash from (used in) operating activities	365,824	317,806

Acquisition of vessels	(281,691)	(340,647)
Proceeds from the sale of vessels	38,016	91,065
Acquisition of other tangible assets	(154)	(8,267)
Acquisition of intangible assets	(18)	(188)
Proceeds from the sale of other (in)tangible assets	−	72
Loans from (to) related parties	22,047	25,850
Proceeds from capital decreases in joint ventures	3,737	1,500
Acquisition of subsidiaries, net of cash acquired	(6,755)	−

Net cash from (used in) investing activities	(224,818)	(230,615)

Proceeds from issue of share capital	−	229,061
Transaction costs related to issue of share capital	−	(19,357)
(Purchase of) Proceeds from sale of treasury shares	(6,157)	7,550
Proceeds from new borrowings	387,300	901,270
Repayment of borrowings	(367,960)	(1,161,312)
Transaction costs related to issue of loans and borrowings	−	(8,680)
Dividends paid	(194,764)	(115,125)

Net cash from (used in) financing activities	(181,581)	(166,593)

Net increase (decrease) in cash and cash equivalents	(40,575)	(79,402)

Net cash and cash equivalents at the beginning of the period	131,663	254,086
Effect of changes in exchange rates	(404)	(1,242)

Net cash and cash equivalents at the end of the period	90,684	173,442